Exhibit 99.4

CERTIFICATE of QUALIFIED VALUATOR - N J Odendaal

I, Johan Odendaal, do hereby certify that:

1.	I am a Director of Minxcon Consulting (Pty) Ltd

Suite 5, Coldstream Office Park,
2 Coldstream Street,
Little Falls, Roodepoort, South Africa

2.
I graduated with a BSc (Geol.) degree from the Rand Afrikaans University in 1985. In addition, I have obtained a BSc (Hons.) (Mineral Economics) from the Rand Afrikaans University in 1986 and an MSc (Min. Eng.) from the University of the Witwatersrand in 1992.

3.
I have worked as a Geoscientist for more than 25 years. As a former employee of Merrill Lynch, I was actively involved in advising mining companies and investment bankers on corporate-related issues, analysing platinum and gold companies. I completed a number of valuations on various commodities including gold, using the valuation approaches described by the Standards and Guidelines for Valuation of Mineral Properties recommended by the Special Committee of the Canadian Institute of Mining, Metallurgy and Petroleum or Valuation of Mineral Properties (CIMVAL).

4.
I am a member/fellow of the following professional associations, which meet all the attributes of a Professional Association or a Self-Regulatory Professional Association, as applicable (as those terms are defined in CIMVAL):-

Class	Professional Society	Year of Registration
Member	Geological Society of South Africa (MGSSA No. 965119)	2003
Fellow	South African Institute of Mining and Metallurgy (FSAIMM Reg. No. 702615)	2003
Member	Australasian Institute of Mining and Metallurgy (MAusIMM Reg. No. 220813)	2003
Member	South African Council for Natural Scientific Professions (Pr. Sci. Nat. Reg. No. 400024/04)	2003

5.	I am responsible for Items 1-6, 19-27 of the Qualified Person’s Report titled “A Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe”, effective 29 August 2014.

6.
I have read the definition of “Qualified Person” set out in the Canadian Code for reporting of Resources and Reserves – National Instrument 43-101 (Standards of Disclosure for Mineral Projects), Form 43-101F1 and the Companion Policy Document 43-101CP (“NI 43-101”) and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of this Qualified Persons’ Report.

7.	I am a Qualified Valuator as the terms are defined in CIMVAL for the purpose of the valuation and the Valuation Report.

8.	I have read the NI43-101 and this Report has been prepared in compliance with it.

9.	As of the effective date, to the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the Report not misleading.

10.	The facts presented in the Report are, to the best of my knowledge, correct.

11.	The analyses and conclusions presented in the Report are limited only by the reported forecasts and conditions.

12.
I have no present or prospective interest in the subject property or asset and have no bias with respect to the assets that are the subject of the Report, or to the parties involved with the assignment.

13.	My compensation, employment or contractual relationship with the Commissioning Entity is not contingent on any aspect of the Report.

14.	I did not undertake a personal inspection of the property.

15.	I have had no prior involvement with the property that is the subject of this Report.

Yours faithfully,

_____________________________________________________
NJ ODENDAAL
BSc (Geol.), BSc (Hons.) (Min. Econ.), MSc (Min. Eng.)
Pr. Sci. Nat., FSAIMM, MGSSA, MAusIMM

Prepared by Minxcon (Pty) Ltd